Item 7 Exhibit 12 Statements Re: Computation of Ratios

The computations of the coverage of fixed charges before income taxes, and the coverage of combined fixed charges and preferred dividends for each of the years through 1996, on the basis of parent company operations only, are as follows:

	For the Year Ended December 31,
	2000	1999	1998	1997	1996
	(Dollar Amounts in Millions)

Net income	$348.9	$228.0	$211.2	$164.7	$220.1
Taxes based on income	352.9	142.6	131.0	97.5	135.0

Income before taxes	701.8	370.6	342.2	262.2	355.1

Fixed charges:
Interest charges	170.1	156.1	151.8	146.7	146.9
Interest factor in rentals	23.2	23.4	23.8	23.6	23.6

Total fixed charges	193.3	179.5	175.6	170.3	170.5

Income before income taxes and fixed charges	$895.1	$550.1	$517.8	$432.5	$525.6

Coverage of fixed charges	4.63	3.06	2.95	2.54	3.08

Preferred dividend requirements, including redemption premium	$5.5	$8.9	$18.0	$16.5	$16.6

Ratio of pre-tax income to net income	2.01	1.63	1.62	1.59	1.61

Preferred dividend factor	$11.1	$14.5	$29.2	$26.2	$26.7

Total fixed charges and preferred dividends	$204.4	$194.0	$204.8	$196.5	$197.2

Coverage of combined fixed charges and preferred dividends	4.38	2.84	2.53	2.20	2.66

Item 7 Exhibit 12 Statements Re: Computation of Ratios

The computations of the coverage of fixed charges before income taxes, and the coverage of combined fixed charges and preferred dividends for each of the years 2000 through 1996, on a consolidated basis, are as follows:

	For the Year Ended December 31,
	2000	1999	1998	1997	1996
	(Dollar Amounts in Millions)

Net income	$352.0	$247.1	$226.3	$181.8	$237.0
Taxes based on income	341.2	114.5	122.3	65.6	80.4

Income before taxes	693.2	361.6	348.6	247.4	317.4

Fixed charges:
Interest charges	230.7	208.7	208.6	216.1	231.1
Interest factor in rentals	23.6	23.8	24.0	23.7	23.9

Total fixed charges	254.3	232.5	232.6	239.8	255.0

Competitive operations capitalized interest	(3.9)	(1.8)	(0.6)	(0.5)	(0.7)

Income before income taxes and fixed charges	$943.6	$592.3	$580.6	$486.7	$571.7

Coverage of fixed charges	3.71	2.55	2.50	2.03	2.24

Preferred dividend requirements, including redemption premium	$5.5	$8.9	$18.0	$16.5	$16.6

Ratio of pre-tax income to net income	1.97	1.46	1.54	1.36	1.34

Preferred dividend factor	$10.9	$12.9	$27.7	$22.4	$22.2

Total fixed charges and preferred dividends	$265.2	$245.4	$260.3	$262.2	$277.2

Coverage of combined fixed charges and preferred dividends	3.56	2.41	2.23	1.86	2.06